Exhibit 99.5

Fortuna reports consolidated financial results for the third quarter 2019

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, November 14, 2019: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported a net loss of $7.7 million, adjusted net income of $1.9 million, and adjusted EBITDA of $19.2 million for the third quarter of 2019.

Jorge A. Ganoza, President and CEO, commented, “On the strength of our two operating mines and improved metal prices, we generated adjusted EBITDA of $19.2 million with strong free cash flow from ongoing operations of $10.6 million in the third quarter of 2019. These financial metrics are in spite of a challenging quarter from an operating perspective as our mine sequencing at San Jose yielded lower grades and we experienced a peak in our quarterly cash cost for the year. Both our production and costs are expected to be aligned with our plan in Q4 and we confirm our full-year production and cost guidance.” Mr. Ganoza continued, “In Argentina, the lower Peso created an unrealized foreign exchange loss of $8.3 million relating to our VAT construction receivable. This was a key factor in our net loss of $7.7 million for the quarter.” Mr. Ganoza further indicated, “As of the end of October, Lindero overall construction is 81 percent complete, with 99 percent of direct capital expenditures committed, and over 85 percent of the total projected construction capital spent.” Mr. Ganoza concluded, “Pre-production mining at Lindero commenced in early September and placing of ore on the leach pad is scheduled to commence in December 2019.”

Third quarter 2019 highlights

•	Sales of $61.3 million, compared to $59.6 million in Q3 2018
•	Net loss of $7.7 million, compared to net income of $6.9 million in Q3 2018
•	Adjusted net income[1] of $1.9 million, compared to $9.6 million in Q3 2018
•	Adjusted EBITDA[1] of $19.2 million, compared to $24.2 million in Q3 2018
•	Free cash flow from ongoing operations[1] of $10.6 million, compared to $13.6 million in Q3 2018
•	Silver and gold production of 1,937,293 ounces and 11,436 ounces, respectively
•	AISC[2] per silver equivalent ounce of payable silver was $13.2

Notes:

1. Refer to Non-GAAP Financial Measures and Forward-Looking Statements at the end of this news release

2. AISC oz Ag Eq calculated at realized metal prices of $1,487/oz Au, $17.3/oz Ag, $0.9/lb Pb, and $1.1/lb Zn

Overview of financial and operating results

The Company’s financial results for the quarter were impacted by an $8.3 million foreign exchange loss related to the VAT construction receivable in Argentina resulting in a net loss of $7.7 million. After adjusting for non-cash and non-recurring items, the adjusted net income for the quarter was $1.9 million compared to $9.6 million in Q3 2018 and $7.2 million in Q2 2019. The lower adjusted net income in the context of higher precious metal prices was mostly as a result of lower silver and gold metal production of 13% and 9%, respectively, compared to Q3 2018 that prevented us from realizing the full benefit of rising metal prices in the quarter. The lower metal output was related to mine production sequencing at the San Jose Mine in the quarter. Management expects production in the fourth quarter to be aligned with the mine plan and management continues to confirm production guidance for the year.

Compounding the effect of lower production, cash costs at San Jose were slightly above the high end of our annual cash cost guidance range and 5% above for Caylloma. Compared to Q3 2018 cash cost per tonne at San Jose and Caylloma were 11% and 5% higher, respectively. Although some components of the higher costs are of a non-recurring nature, management anticipates costs in Q4 to remain at the high end of our annual cash cost guidance.

Capital resources and liquidity

Total liquidity available to the Company as of September 30, 2019 was $112.2 million, which includes $40.0 million of available credit under our $150.0 million credit facility. At the end of the quarter, the Company had cash, cash equivalents, and short-term investments of $72.2 million (December 31, 2018 – $163.3 million), a decrease of $91.1 million since the beginning of the year. The decrease reflects the increased spending on construction of the Lindero project.

Subsequent to the end of the quarter, the Company closed a bought deal public offering of senior subordinated, unsecured convertible debentures which raised aggregate gross proceeds of $46 million.

Lindero gold Project

Construction at the Lindero open pit heap leach gold mine located in Salta Province; Argentina is 81% complete as of the end of October 2019. Net construction spending for the third quarter of 2019 was $37.6 million (YTD spending - $131.0 million) of which $27.0 million was unpaid as of the end of September. Cumulative construction spending to date was $253.8 million, including advances to contractors, representing 85% of the total expected construction costs. The total cost of construction is expected to be $298.0 million. In addition, the Company expects to incur approximately $25.0 million of pre-production costs and working capital at Lindero and approximately $12.0 million of recoverable value added taxes through to the end of construction.

Refer to the following links  to  access  Lindero’s  construction video updates and construction photo gallery:

https://fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction-videos/

https://fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction-gallery/lindero-deposit/

Third Quarter 2019 Consolidated Results

Consolidated Financial Metrics	Three months ended September 30,			Nine months ended September 30,
	2019	2018	% Change	2019	2018	% Change
(Expressed in $ millions except per share information)
Sales	$61.3	$59.6	3%	$188.2	$203.7	(8%)
Mine operating income	16.7	16.5	1%	61.1	79.2	(23%)
Operating (loss) income	(1.5)	10.5	(114%)	25.2	55.3	(54%)
Net (loss) income	(7.7)	6.9	(212%)	4.8	31.8	(85%)
(Loss) earnings per share (basic)	(0.05)	0.04	(225%)	0.03	0.20	(85%)

Adjusted net income[1,2]	1.9	9.6	(80%)	17.5	33.9	(48%)
Adjusted EBITDA[1]	19.2	24.2	(21%)	70.2	91.2	(23%)
Net cash provided by operating activities	18.2	21.9	(17%)	45.3	64.2	(29%)
Free cash flow from ongoing operations[1]	10.6	13.6	(22%)	28.2	42.2	(33%)
Capex
Sustaining	4.0	5.4	(27%)	13.7	14.2	(3%)
Non-sustaining	0.8	0.6	39%	1.7	2.1	(21%)
Lindero	68.5	24.5	180%	161.5	41.8	286%
Brownfields	1.0	2.4	(61%)	3.9	7.1	(45%)
				Sep 30, 2019	Dec 31, 2018	% Change
Cash, cash equivalents, and short-term investments				$72.2	163.3	(56%)

Total assets				$871.5	$786.5	11%
Non-current credit facility				$109.4	$69.3	58%
Shareholders' equity				$610.3	$602.8	1%

Notes:
1. Refer to Non-GAAP financial measures.
2. The three and nine months ended September 30, 2018 comparatives have been restated to reflect the addback of Lindero's deferred income taxes to conform to the current year presentation

Financial Results

Sales for the quarter were $61.3 million, a 3% increase from the $59.6 million reported in the same quarter in 2018. The increase in sales was due primarily to higher metal prices for silver and gold of 17% and 23%, respectively, but was partially offset by a decrease in the volume of silver and gold ounces sold of 10% and 6% respectively, as well as a 10% decrease in the volume of lead sold and lower zinc prices of 8%.

The operating loss for the quarter was $1.5 million, compared to operating income of $10.5 million in the same quarter in 2018. The loss was due to an $8.3 million foreign exchange loss on the value added tax receivable at our Lindero project in Argentina. Other items impacting the quarter were $1.3 million in non-cash impairment charges related to our exploration initiatives.

Excluding the foreign exchange loss in Argentina and the non-cash impairment charges, on an adjusted basis, operating income was $8.1 million, compared to $12.0 million in Q3 2018. The decrease was mainly due to higher share-based payments expense of $1.9 million ($1.5 million in Q3 2019 compared to $0.4 million credit in Q3 2018), higher production costs of $1.8 million, and higher spending in exploration and evaluation activities of $1.3 million.

Net loss for the quarter was $7.7 million or ($0.05) per share compared to $6.9 million net income or $0.04 per share reported in the same quarter in 2018. Adjusted net income for the quarter was $1.9 million compared to $9.6 million in Q3 2018. On an adjusted basis, the effective tax rate for the quarter was 76% due to the volatility of foreign exchange rates, lower pre-tax income, and withholding taxes. The effective tax rate on an adjusted basis for the nine-month period was 54%, which was slightly above our expected range of 48% to 50%.

Adjusted EBITDA for the period was $19.2 million compared to $24.2 million in the comparable period in 2018. The decrease in adjusted EBITDA was due primarily to higher share-based payments, higher operating costs and higher spending in exploration and evaluation activities.

Net cash provided by operating activities for the quarter was $18.2 million compared to $21.9 million reported in 2018. Free cash flow from ongoing operations was $10.6 million, compared to $13.6 million in 2018. For the nine months free cash flow from ongoing operations was $28.2 million compared to $42.2 million in 2018.

San Jose Mine, Mexico

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Mine Production
Tonnes milled	267,998	262,710	795,656	784,297
Average tonnes milled per day	3,046	2,985	3,025	2,994

Silver
Grade (g/t)	219	258	253	270
Recovery (%)	91	91	91	92
Production (oz)	1,709,125	1,991,211	5,865,843	6,261,137
Metal sold (oz)	1,706,678	1,904,179	5,880,888	6,103,319
Realized price ($/oz)	17.33	14.82	15.81	16.08

Gold
Grade (g/t)	1.40	1.61	1.60	1.80
Recovery (%)	91	91	90	92
Production (oz)	10,942	12,387	36,886	41,692
Metal sold (oz)	10,886	12,098	36,861	40,943
Realized price ($/oz)	1,487	1,211	1,365	1,285

Unit Costs
Production cash cost ($/t)	70.5	63.3	69.4	63.0
Production cash cost ($/oz Ag Eq)[1,2]	7.7	6.1	6.7	5.7
Unit net smelter return ($/t)	161.8	157.3	168.7	183.8
AISC ($/oz Ag Eq)[1,2]	10.8	9.1	9.6	8.8

Notes:

1.	Production cash cost silver equivalent and all-in sustaining cash cost silver equivalent (AISC) are calculated using realized metal prices for each period respectively.
2.	Production cash cost, production cash cost silver equivalent, and all-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures in the associated MD&A for a description and calculation of these measures.

Quarterly Results

The San Jose Mine produced 1,709,125 ounces of silver and 10,942 ounces of gold in the third quarter of 2019, which were 14% and 12% below the comparable quarter in 2018. The lower metal output was related to mine production sequencing in the quarter. The Company expects silver and gold production to be in accordance with the mine plan in the fourth quarter and annual production will be within the 2019 annual production guidance.

Cash cost per tonne of processed ore for the third quarter ended September 30, 2019 increased 11% to $70.5 per tonne compared to $63.3 per tonne for the comparable quarter in 2018. The increased cash cost was due to higher contractor costs and mine support costs and was partially offset by lower dry-stack tailings operating and energy costs. The cash cost for the quarter was slightly above the annual cost guidance. The fourth quarter and annual cash cost are expected to be within the annual cash cost guidance.

Caylloma Mine, Peru

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Mine Production
Tonnes milled	134,338	135,996	398,037	399,739
Average tonnes milled per day	1,493	1,511	1,496	1,503

Silver
Grade (g/t)	64	65	65	64
Recovery (%)	82	85	83	85
Production (oz)	228,168	239,253	692,005	692,101
Metal sold (oz)	224,504	250,255	695,836	696,765
Realized price ($/oz)	17.12	15.01	15.84	16.07

Lead
Grade (%)	2.68	2.74	2.67	2.70
Recovery (%)	90	92	91	91
Production (000's lbs)	7,157	7,576	21,305	21,802
Metal sold (000's lbs)	7,069	7,822	21,410	21,972
Realized price ($/lb)	0.92	0.96	0.90	1.06

Zinc
Grade (%)	4.35	4.24	4.31	4.27
Recovery (%)	89	90	90	90
Production (000's lbs)	11,518	11,483	33,986	33,947
Metal sold (000's lbs)	11,615	11,647	33,807	34,154
Realized price ($/lb)	1.06	1.15	1.18	1.37

Unit Costs
Production cash cost ($/t)	93.0	88.5	86.3	81.4
Production cash cost ($/oz Ag Eq)[1,2]	12.8	8.5	10.7	7.4
Unit net smelter return ($/t)	132.1	151.7	137.7	173.7
AISC ($/oz Ag Eq)[1,2]	15.8	12.3	14.0	10.8

Notes:
1 Production cash cost silver equivalent and all-in sustaining cash cost silver equivalent (AISC) are calculated using realized metal prices for each period respectively.
2. Production cash cost, production cash cost silver equivalent, and all-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures in the associated MD&A for a description and calculation of these measures.

Quarterly Results

The Caylloma Mine produced 7.2 million pounds of lead and 11.5 million pounds of zinc in the third quarter of 2019, which were 6% lower and in line with the production for the comparable quarter in 2018. The lower lead production was due primarily to a combination of marginally lower ore production and a 2% lower head grade and recovery. Zinc production was in line with production from the same quarter in 2018. Silver production totaled 228,168 ounces or 5% lower than the production for the comparable quarter in 2018.

Cash cost per tonne of processed ore was $93.0 which was 5% higher than the $88.5 cash cost per tonne for the comparable quarter in 2018 and 5% higher than the high end of our annual guidance range. The higher cash cost was due primarily to higher indirect costs related mainly to on-site camp maintenance and personnel transportation, higher mine support costs, timing of maintenance of the processing plant, and higher zinc concentrate transportation costs as a result of road blockades unrelated to Caylloma’s operations that took place during the quarter. Cash cost for the fourth quarter is expected to be at the high end of the annual guidance range while annual cash cost is expected to be within guidance.

Non-GAAP Financial Measures

The following tables represent the calculation of certain Non-GAAP Financial Measures as referenced in this news release.

Income Statement reconciliation to Adjusted Net Income for the three months ended September 30, 2019

(Expressed in $ millions, except per share information)	Q3 2019	Adjust.	Q3 2019 Adjusted	Q3 2018	Adjust.	Q3 2018 Adjusted
Sales	$61.3	$-	$61.3	$59.6	$-	$59.6
Cost of sales	44.6	0.1	44.7	43.1	(1.4)	41.7
Mine operating income	16.7	(0.1)	16.6	16.5	1.4	17.9
Selling, general and administration	6.9	-	6.9	5.0	-	5.0
Exploration and evaluation	1.5	-	1.5	0.2	-	0.2
Share of loss (income) from associates	-	-	-	0.1	(0.1)	-
Foreign exchange loss (gain)	8.4	(8.2)	0.2	0.8	-	0.8
Other (income) expenses, net	1.4	(1.5)	(0.1)	(0.1)	-	(0.1)
Operating Income	(1.5)	9.6	8.1	10.5	1.5	12.0
Interest and finance costs	-	-	-	0.2	-	0.2
Gain (loss) on derivatives	-	-	-	2.1	(1.2)	0.9
Income before taxes	(1.5)	9.6	8.1	12.8	0.3	13.1
Income tax expense (recovery)	6.2	-	6.2	5.9	(2.5)	3.5
Net (loss) income and adjusted net income	$(7.7)	$9.6	$1.9	$6.9	$2.8	$9.6
Earnings per share - basic	$(0.05)	$0.07	$0.02	$0.04	$0.02	$0.06

Note: Certain figures may not add due to rounding and certain comparative figures have been reclassified to conform to the current year presentation

Income Statement reconciliation to Adjusted Net Income for the nine months ended September 30, 2019

(Expressed in $ millions, except per share information)	YTD 2019	Adjust.	YTD 2019 Adjusted	YTD 2018	Adjust.	YTD 2018 Adjusted
Sales	$188.2	$-	$188.2	$203.7	$-	$203.7
Cost of sales	127.1	0.2	127.3	124.5	(1.4)	123.1
Mine operating income	61.1	(0.2)	61.0	79.2	1.4	80.6
Selling, general and administration	20.4	0.1	20.5	19.9	-	19.9
Exploration and evaluation	2.0	-	2.0	0.5	-	0.5
Share of loss (income) from associates	0.2	(0.2)	-	(0.1)	0.1	-
Foreign exchange loss	11.9	(10.5)	1.4	2.5	-	2.5
Other (income) expenses, net	1.5	(1.3)	0.2	1.0	(1.0)	0.0
Operating Income	25.2	11.7	36.9	55.3	2.3	57.7
Interest and finance costs	(0.0)	0.3	0.3	(0.1)	0.5	0.4
Gain (loss) on derivatives	(1.2)	2.6	1.4	4.9	(5.4)	(0.5)
Income before taxes	23.9	14.6	38.5	60.2	(2.6)	57.6
Income tax expense (recovery)	19.1	1.9	21.0	28.4	(4.8)	23.7
Net income and adjusted net income	$4.8	$12.7	$17.5	$31.8	$2.2	$33.9
Earnings per share - basic	$0.03	$0.08	$0.11	$0.20	$0.01	$0.21

Note: Certain figures may not add due to rounding and certain comparative figures have been reclassified to conform to the current year presentation

Adjusted EBITDA

(Expressed in $ millions)	Q3 2019	Q3 2018	YTD Q3 2019	YTD Q3 2018
Net (loss) income for the period	$(7.7)	$6.9	$4.8	$31.8
Add back:
Community support provision	(0.1)	1.4	(0.2)	1.4
Inventory adjustment	0.1	-	0.1	-
Foreign exchange loss, Lindero Project	8.3	-	10.4	-
Net finance items	-	(0.2)	(0.3)	0.1
Depreciation, depletion, and amortization	11.3	11.4	31.8	34.0
Income taxes	6.2	5.9	19.1	28.4
Share of loss (income) from associates	-	0.1	0.2	(0.1)
Other non-cash items	1.1	(1.3)	4.3	(4.4)
Adjusted EBITDA	$19.2	$24.2	$70.2	$91.2

Free cash flow and free cash flow from ongoing operations

(Expressed in $ millions)	Q3 2019	Q3 2018	YTD Q3 2019	YTD Q3 2018
Free Cash Flow
Net cash provided by operating activities	$18.2	$21.9	$45.3	$64.2
Less: Exploration expenses previously capitalized	(0.8)	-	-	-
Less: Working capital item reclassed to long-term receivables	(1.5)	-	(1.5)	-
Less: Purchases of mineral properties, plant and equipment	(7.0)	(9.2)	(19.9)	(25.0)
Less: Expenditures on Lindero construction	(45.1)	(24.8)	(120.2)	(36.7)
Less: Capitalized interest on Lindero construction	(0.8)	(0.3)	(3.0)	(0.6)
Less: Deposits on long-term assets, net	-	(7.1)	-	(29.8)
Less: Current income tax expense	(5.9)	(6.0)	(24.4)	(27.9)
Add: Income taxes paid	7.0	6.2	27.0	28.9
Free cash flow	(35.9)	(19.3)	(96.7)	(26.9)
Add: Expenditures on Lindero construction	45.1	25.1	120.2	37.3
Add: Expenditures on non-Lindero construction	0.9	-	3.3	-
Add: Greenfield capital expenditures	0.5	0.7	1.4	2.2
Add: Deposits on long-term assets - Lindero construction	-	7.1	-	29.6
Free cash flow from ongoing operations	$10.6	$13.6	$28.2	$42.2

The financial statements and MD&A are available on SEDAR and on the Company's website at https://www.fortunasilver.com/investors/financials/2019/.

Conference call to review third quarter 2019 financial and operational results

A conference call to discuss the financial and operational results will be held on Monday, November 18, 2019 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.investornetwork.com/event/presentation/56572 or over the phone by dialing just prior to the starting time.

Conference call details:

Date: Monday, November 18, 2019

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.844.369.8770

Dial in number (International): +1.862.298.0840

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 56572

Playback of the conference call will be available until December 2, 2019 at 12:00 a.m. Eastern time. Playback of the webcast will be available until November 18, 2020. In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2019/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the construction of the mine at the Lindero Project and the related costs of construction, timing of commissioning, and timing of commencement of commercial production; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; 2019 production and cost guidance; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; fluctuation in foreign exchange rates; any extension of the currency controls in Argentina; technological and operational hazards in Fortuna's mining and mine development activities; delays in the construction at the Lindero Project, delays in the commissioning or commencement of commercial production at the Lindero Project; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.